Item 6. (a)


EXHIBIT 11

Statement Re Computation of Earnings Per Share
(dollars in thousands, except for Earnings Per Share)



                                                 Quarter Ended   Six Month Ended
                                                    June 30,            June 30,
                                                1997     1996    1997     1996

Net income                                    $4,894    $4,652  $9,702   $8,812

Less:  Preferred stock dividend                   43        42      86       85

Net income applicable to common stock         $4,851    $4,610  $9,616   $8,727

Weighted average common shares outstanding   929,222   940,533 929,222  940,713

Earnings per common share                      $5.22     $4.90  $10.35    $9.28